June 17, 2025

Gisele Dion
Chief Accounting Officer
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street
Henri A. Termeer Square
Cambridge, MA 02142

       Re: Alnylam Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 13, 2025
           File No. 001-36407
Dear Gisele Dion:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences